PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Krill Oil, NKO®, enters WALGREENS, the largest U.S. retail pharmacy chain, under the brand name Schiff® MegaRed™

Laval, Québec, CANADA – September 15, 2008 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) reported today that its distributor Schiff Nutrition International Inc. has launched Schiff® MegaRed™ containing Neptune Krill Oil (NKO®) in Walgreens, which represents the largest retail pharmacy chain in the United States with over 6,400 drug stores nationwide. Schiff® MegaRed™ has been made available at all locations.

Walgreens, founded in 1901, is considered the leader in innovative drugstore retailing setting new standards in the industry with its modern store and pharmacy features. Walgreens reported fiscal year 2007 revenues of over $53 billion and is serving 5 million customers daily chainwide. Walgreens reports that it expects to operate more than 7,000 stores in 2010.1

“We continue to execute on our expansion strategy to seek strong penetration in mass retail channels, and now with distribution in Costco and Walgreens, the consumer mass market represents a fast growing sales segment for Neptune driven by brand recognition and consumer acceptance. Neptune Krill Oil’s unique composition of proprietary bioactive ingredients of functionalized phospholipid omega-3 fatty acids and powerful anti-oxidants enables the positioning of NKO® as a premium product in the marketplace,” stated Thierry Houillon, Vice-President, Nutraceutical of Neptune.

“Premium products within the worldwide marine omega-3 market such as Neptune Krill Oil are gaining major market share driven by consumer demand for natural health and wellness products with proven therapeutic benefits. The high-end omega-3 market is growing at an annual rate of between 20 and 30 percent. This trend will provide the Company, as a recognized innovator and market leader, with an opportunity to generate high sales growth of its products which enforces the Company’s strategic plan to expand productivity and capacity by rapidly completing the in-house capacity expansion program and by also partnering with a strategic industrial manufacturing company within the short term for substantial additional capacity,” added Mr. Thierry Houillon.

NKO® is a proprietary phospholipid omega-3 composition extracted from Antarctic Krill and patented for its extraction process, composition and for its medicinal use. NKO®‘s safety and health benefits have been demonstrated by clinical studies in hyperlipidemia (high cholesterol), premenstrual syndroms, inflammation and arthritic disease. The development of several functional food product lines as well as pharmaceutical product opportunities for three pharmaceutical markets including the over-the-counter, the prescription medical food and prescription drug market are currently underway.

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits in various medical indications. The Company patents and protects its innovations and continuously expands its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. Neptune continues to strongly support its strategic development plan to form partnership with worldwide leaders in the nutraceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market.

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Neptune Technologies Contact:

Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In particular, readers are cautioned that outlooks and projections of future results presented in this press release should be considered uncertain and forward-looking. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

1 Walgreens at www.walgreens.com